EXHIBIT 23.2

Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in the registration statement  Nos. 333-125149, 333-104888, 333-39558, 333-79809, 333-61267, 33-78524, 33-78522, 33-35386 and 33-55640 on Form S-8, Registration Statement No. 333-69397 on Form S-3, and Registration Statement No. 333-113808 on Form S-4 of Chattem, Inc. of our report dated February 7, 2007, with respect to the Combined Statements of Net Assets Sold as of October 1, 2006 and December 31, 2005 and Combined Statements of Direct Revenues and Direct Operating Expenses for the nine months ended October 1, 2006 and for the years ended December 31, 2005 and 2004 for the Cortizone, Kaopectate and Unisom Product Lines of Pfizer Inc.’s Consumer Healthcare Business Unit, which report is included in the current report filed on Form 8-K/A of Chattem, Inc. dated February 12, 2007.

/s/ KPMG LLP

New York, NY
February 12, 2007